Exhibit 99.1

Mindray Announces Second Quarter 2014 Financial Results

Shenzhen, China – August 11, 2014 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the second quarter ended June 30, 2014.

Highlights for Second Quarter 2014

-	Net revenues increased 8.9% year-over-year to $334.5 million. International sales were $182.0 million, representing 54.4% of the company’s total net revenues. China sales totaled $152.5 million.
-	Reagent sales contributed 41.2% to the IVD segment, up from 36.6% in the same period last year and from 38.1% in the previous quarter.
-	In addition to the reagents, the biochemistry analyzers BS-800 and BS-2000 performed well in China.

“In the second quarter, the Chinese healthcare market remained sluggish for our business while unfavorable foreign exchange and political issues affected our sales in some key emerging markets,” commented Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “However, we are encouraged by our reagent sales performance and the growth momentum achieved by our high-speed biochemistry analyzers and high-end ultrasound products. This is the result of our focus on innovation, which allows us to consistently introduce new products into different markets. ”

SUMMARY – Second quarter 2014

	Three Months Ended
	June 30
(in $ millions, except per-share data)	2014	2013	% chg
Net Revenues	334.5	307.2	8.9%
Net Revenues Generated in China	152.5	147.4	3.4%
Net Revenues Generated in International Markets	182.0	159.7	13.9%
Gross Profit	189.2	176.5	7.2%
Non-GAAP Gross Profit	191.4	178.7	7.1%
Operating Income	64.4	66.7	-3.4%
Non-GAAP Operating Income	71.6	73.1	-2.0%
EBITDA	77.0	78.9	-2.4%
Net Income[1]	59.6	62.1	-3.9%
Non-GAAP Net Income[1]	66.2	68.2	-3.0%
Non-GAAP Net Income (ex tax benefit) [2]	64.3	68.2	-5.8%
Diluted EPS	0.50	0.51	-1.8%
Non-GAAP Diluted EPS	0.56	0.56	-0.8%
Non-GAAP Diluted EPS (ex tax benefit)	0.54	0.56	-3.7%

[1]	For this press release, net income and non-GAAP net income refers to GAAP net income attributable to the Company and Non-GAAP net income attributable to the Company as stated in exhibit below, respectively.
[2]	The non-GAAP net income (ex tax benefit) excludes the tax benefits of $1.9 million recognized in the second quarter of 2014, in relation to the nationwide key software enterprise status.

Net Revenues

Mindray reported net revenues of $334.5 million for the second quarter of 2014, an 8.9% increase from the second quarter of 2013.

-	Net revenues generated in China increased 3.4% year-over-year to $152.5 million.
-	Net revenues generated in the international markets increased 13.9% year-over-year to $182.0 million.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment increased 1.8% from the second quarter of 2013 to $119.3 million, contributing 35.7% to total net revenues in the second quarter of 2014.

In-Vitro Diagnostic Products: Net revenues in this segment increased 11.3% year-over-year to $98.3 million, contributing 29.4% to total net revenues in the second quarter of 2014. Reagents sales represented 41.2% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 11.2% from a year ago to $84.6 million, contributing 25.3% to total net revenues in the second quarter of 2014.

Others: Net revenues increased 26.3% from the second quarter of 2013 to $32.2 million, contributing 9.6% to total net revenues in the second quarter of 2014. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Second quarter 2014 gross profit was $189.2 million, a 7.2% increase from the second quarter of 2013. Second quarter 2014 non-GAAP gross profit was $191.4 million, a 7.1% increase from the second quarter of 2013. Second quarter 2014 gross margin was 56.6% compared to 57.5% in the second quarter of 2013 and 55.1% in the first quarter of 2014. Second quarter 2014 non-GAAP gross margin was 57.2% compared to 58.2% in the second quarter of 2013 and 55.9% in the first quarter of 2014.

Operating Expenses

Selling expenses in the second quarter of 2014 were $63.5 million, or 19.0% of total net revenues, compared to 17.8% in the second quarter of 2013 and 20.7% in the first quarter of 2014. Non-GAAP selling expenses were $60.6 million, or 18.1% of total net revenues, compared to 17.0% in the second quarter of 2013 and 19.7% in the first quarter of 2014.

General and administrative expenses for the second quarter of 2014 were $27.6 million, or 8.2% of total net revenues, compared to 8.7% in the second quarter of 2013 and 11.3% in the first quarter of 2014. Non-GAAP general and administrative expenses for the second quarter of 2014 were $26.8 million, or 8.0% of total net revenues, compared to 8.5% in the second quarter of 2013 and 9.3% in the first quarter of 2014.

Research and development expenses for the second quarter of 2014 were $33.7 million, or 10.1% of total net revenues, compared to 9.3% in the second quarter of 2013 and 11.4% in the first quarter of 2014. Non-GAAP research and development expenses for the second quarter of 2014 were $32.3 million, or 9.7% of total net revenues, compared to 8.9% in the second quarter of 2013 and 11.0% in the first quarter of 2014.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.8 million in the second quarter of 2014 compared to $3.2 million in the second quarter of 2013 and $7.6 million in the first quarter of 2014.

Operating income was $64.4 million in the second quarter of 2014, a 3.4% decrease from a year ago. Non-GAAP operating income in the second quarter of 2014 was $71.6 million, a 2.0% decrease from the second quarter of 2013. Operating margin was 19.3% in the second quarter of 2014 compared to 21.7% in the second quarter of 2013 and 11.8% in the first quarter of 2014. Non-GAAP operating margin was 21.4% in the second quarter of 2014 compared to 23.8% in the second quarter of 2013 and 16.0% in the first quarter of 2014.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Second quarter 2014 EBITDA decreased 2.4% year-over-year to $77.0 million.

Net Income

Net income decreased 3.9% year-over-year to $59.6 million in the second quarter of 2014. Non-GAAP net income decreased 3.0% year-over-year to $66.2 million in the second quarter of 2014. Net margin was 17.8% in the second quarter of 2014 compared to 20.2% in the second quarter of 2013 and 13.5% in the first quarter of 2014. Non-GAAP net margin was 19.8% in the second quarter of 2014, compared to 22.2% in the second quarter of 2013 and 17.4% in the first quarter of 2014. Excluding the tax benefits related to the nationwide key software enterprise status, second quarter 2014 non-GAAP net income decreased 5.8% year-over-year to $64.3 million and non-GAAP net margin was 19.2%, compared to 22.2% in the second quarter of 2013 and 16.9% in the first quarter of 2014. Second quarter 2014 income tax expense was $9.4 million, representing an effective tax rate of 13.4%.

Second quarter 2014 basic and diluted earnings per share were $0.51 and $0.50 respectively, compared to $0.52 and $0.51 in the second quarter of 2013. Basic and diluted non-GAAP earnings per share were $0.57 and $0.56 respectively, compared to $0.58 and $0.56 in the second quarter of 2013. Excluding the tax benefits, diluted non-GAAP earnings per share was $0.54 in the second quarter of 2014. Shares used in the computation of diluted earnings per share for the second quarter of 2014 were 118.1 million.

Other Select Data

Accounts receivable turnover days were 52 days in the second quarter of 2014, same as a year ago and lower than 69 days in the first quarter of 2014. Inventory turnover days were 99 days in the second quarter of 2014, compared to 88 days in the second quarter of 2013 and 114 days in the first quarter of 2014. Accounts payable turnover days were 62 days in the second quarter of 2014, compared to 54 days in the second quarter of 2013 and 78 days in the first quarter of 2014. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of June 30, 2014, the company had $915.6 million in cash and cash equivalents as well as short-term investments, compared to $1.0 billion as of March 31, 2014. Net cash provided by operating activities and net cash outflow for capital expenditures during the second quarter of 2014 were $84.6 million and $23.2 million respectively.

As of June 30, 2014, the company had around 8,200 employees.

Board of Directors Change

Separately, the company announced that Mr. Chen Qingtai has resigned for personal reasons as an independent director of Mindray’s Board of Directors and a member of Audit Committee, with effect from July 31, 2014. Mr. Chen has confirmed that his resignation was not the result of any disagreement with the company on any matter relating to its operations, policies or practices.

Business Outlook for Full Year 2014

The company now expects its full year 2014 net revenues to grow at least 10% over its full year 2013 net revenues. The company now also anticipates its full year 2014 non-GAAP net income to decrease by a mid-single-digit percentage over its full year 2013 non-GAAP net income. This guidance excludes the tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2014 to be around $130 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“In light of the weakness in China and some key emerging markets in the first half of the year, we are revising our financial guidance for 2014. Nevertheless, we believe the long-term fundamentals of these healthcare markets remain solid,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “To achieve sustainable growth for our company in the long run, we will continue to strengthen our sales, marketing, distribution and product development capabilities as well as evaluate M&A and other collaboration opportunities.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on August 12, 2014 U.S. Eastern Time (8:00 PM on August 12, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:
United States:	+1-866-519-4004
United Kingdom:	080-8234-6646
Hong Kong:	800-930-346
China Landline:	800-819-0121

Local dial-in numbers:
United States:	+1-845-675-0437
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
China Mobile:	400-620-8038
Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until August 26, 2014.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	74522016

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the second quarter of 2014. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the second quarter of 2014 on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.
–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.
–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.
–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.
–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.
–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.
–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision/benefits, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and six months ended June 30, 2013 and 2014, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2014, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our belief that the long-term fundamentals of China and some key emerging markets remain solid, statement that to achieve sustainable growth for our company in the long run we will continue to strengthen our sales, marketing and distribution and product development capabilities as well as evaluate M&A and other collaboration opportunities and other statements under “Business Outlook for full year 2014” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, which was filed, with the Securities and Exchange Commission on April 28, 2014. Our results of operations for the second quarter as of June 30, 2014 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2013	As of June 30, 2014
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	385,224	362,311
Restricted cash (Note 3)	759	9,669
Short-term investments (Note 2)	847,041	553,324
Accounts receivable, net	220,228	199,900
Inventories	138,808	158,584
Value added tax receivables	10,225	8,609
Other receivables	21,512	21,132
Prepayments and deposits	14,310	17,909
Deferred tax assets,net	9,585	11,049
Total current assets	1,647,692	1,342,487

Restricted cash, non-current (Note 3)	17,453	10,057
Other assets	10,755	10,821
Accounts receivables, net, non-current	1,389	599
Advances for purchase of plant and equipment	18,919	20,050
Property, plant and equipment, net	324,710	354,039
Land use rights, net	59,463	58,528
Intangible assets, net	181,077	173,417
Goodwill	242,476	253,088
Total assets	2,503,934	2,223,086

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	260,000	50,000
Notes payable	10,945	9,391
Accounts payable	93,673	90,580
Advances from customers	28,240	29,312
Salaries payable	91,220	58,512
Other payables and current liabilities	118,951	122,538
Purchase consideration payable	20,457	24,511
Income taxes payable	20,721	15,592
Other taxes payable	12,832	6,155
Total current liabilities	657,039	406,591

Long-term bank loans	215,703	215,393
Other long-term liabilities	7,222	9,290
Deferred tax liabilities, net	45,812	50,646
Total liabilities	925,776	681,920

Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	521,617	442,617
Retained earnings	865,676	902,221
Accumulated other comprehensive income	150,432	134,965
Treasury stock at cost	(18,792)	-
Total shareholders' equity	1,518,948	1,479,818

Non-controlling interests	59,210	61,348
Total equity	1,578,158	1,541,166
Total liabilities and equity	2,503,934	2,223,086

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.

(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $241,500 and $189,000 as of December 31, 2013 and June 30, 2014, respectively in relation to the drawings of certain bank loans.

(3)	Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
- China	147,415	152,469	258,747	268,297
- International	159,736	181,983	290,507	330,926
Net revenues	307,151	334,452	549,254	599,223
Cost of revenues	(130,668)	(145,237)	(233,706)	(263,988)
Gross profit	176,483	189,215	315,548	335,235

Selling expenses	(54,559)	(63,471)	(101,716)	(118,267)
General and administrative expenses	(26,629)	(27,578)	(53,213)	(57,391)
Research and development expenses	(28,573)	(33,724)	(54,901)	(63,867)
Income from operations	66,722	64,442	105,718	95,710

Other income (expenses), net	421	(215)	499	1,594
Interest income	8,540	7,678	16,227	18,457
Interest expense	(1,471)	(1,291)	(2,443)	(3,686)
Income before income taxes and non-controlling interests	74,212	70,614	120,001	112,075
Income tax (provision) benefits	(10,743)	(9,448)	2,191	(13,948)
Net income	63,469	61,166	122,192	98,127
Less: Net income attributable to non-controlling interests	(1,419)	(1,548)	(2,718)	(2,871)
Net income attributable to the Company	62,050	59,618	119,474	95,256

Basic earnings per share	0.52	0.51	1.01	0.81

Diluted earnings per share	0.51	0.50	0.99	0.81

Shares used in the computation of:
Basic earnings per share	118,519,629	116,974,009	118,350,730	116,914,653

Diluted earnings per share	120,779,113	118,132,930	120,909,507	118,313,540

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	63,469	61,166	122,192	98,127
Adjustments to reconcile net income to net cash provided by operating activities	17,019	20,833	32,329	48,697
Changes in assets and liabilities, net of effects of acquisitions	(4,253)	2,600	(35,896)	(42,559)
Net cash provided by operating activities	76,235	84,599	118,625	104,265

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(13,646)	(6,009)	(17,485)	(8,215)
Capital expenditures	(20,198)	(23,176)	(40,240)	(51,051)
Decrease (Increase) in restricted cash	15,865	4,941	21,264	(1,514)
Proceeds from sale of short-term investments	295,076	374,551	404,337	616,515
Increase in short-term investments and changes in other investing activities	(357,714)	(328,773)	(549,519)	(341,738)
Net cash (used in) provided by investing activities	(80,617)	21,534	(181,643)	213,997

Cash flow from financing activities:
Repayment of bank loans	(35,000)	(160,000)	(35,000)	(210,000)
Proceeds from bank loans	35,000	-	95,000	-
Dividend paid	-	-	(59,070)	(58,711)
Proceeds from exercise of options	2,098	669	8,852	1,014
Repurchase of ordinary American depositary shares	-	(51)	-	(68,080)
Cash paid to acquire a non-controlling interest	-	(4,286)	-	(4,731)
Cash contribution from a non-controlling interest	-	-	-	239
Net cash provided by (used in) financing activities	2,098	(163,668)	9,782	(340,269)

Net decrease in cash and cash equivalents	(2,284)	(57,535)	(53,236)	(22,007)
Cash and cash equivalents, beginning of period	195,744	419,820	247,859	385,224
Effect of exchange rate changes on cash and cash equivalents	1,913	26	750	(906)
Cash and cash equivalents, end of period	195,373	362,311	195,373	362,311

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST
COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	68,238	66,219	132,808	112,273
Non-GAAP net margin	22.2%	19.8%	24.2%	18.7%
Amortization of acquired intangible assets	(3,202)	(3,438)	(5,804)	(6,885)
Deferred tax impact related to acquired intangible assets	209	604	415	1,219
Share-based compensation	(3,195)	(3,767)	(7,945)	(11,351)
GAAP net income attributable to the Company	62,050	59,618	119,474	95,256
GAAP net margin	20.2%	17.8%	21.8%	15.9%

Non-GAAP basic earnings per share	0.58	0.57	1.12	0.96
Non-GAAP diluted earnings per share	0.56	0.56	1.10	0.95

GAAP basic earnings per share	0.52	0.51	1.01	0.81
GAAP diluted earnings per share	0.51	0.50	0.99	0.81

Shares used in computation of:
Basic earnings per share	118,519,629	116,974,009	118,350,730	116,914,653
Diluted earnings per share	120,779,113	118,132,930	120,909,507	118,313,540

Non-GAAP operating income	73,119	71,647	119,467	113,946
Non-GAAP operating margin	23.8%	21.4%	21.8%	19.0%
Amortization of acquired intangible assets	(3,202)	(3,438)	(5,804)	(6,885)
Share-based compensation	(3,195)	(3,767)	(7,945)	(11,351)
GAAP operating income	66,722	64,442	105,718	95,710
GAAP operating margin	21.7%	19.3%	19.2%	16.0%

Non-GAAP gross profit	178,705	191,414	319,419	339,538
Non-GAAP gross margin	58.2%	57.2%	58.2%	56.7%
Amortization of acquired intangible assets	(2,060)	(1,937)	(3,527)	(3,868)
Share-based compensation	(162)	(262)	(344)	(435)
GAAP gross profit	176,483	189,215	315,548	335,235
GAAP gross margin	57.5%	56.6%	57.5%	55.9%

Non-GAAP selling expenses	(52,191)	(60,585)	(97,097)	(112,759)
Non-GAAP as % of total net revenues	17.0%	18.1%	17.7%	18.8%
Amortization of acquired intangible assets	(1,142)	(1,501)	(2,277)	(3,017)
Share-based compensation	(1,226)	(1,385)	(2,342)	(2,491)
GAAP selling expenses	(54,559)	(63,471)	(101,716)	(118,267)
GAAP as % of total net revenues	17.8%	19.0%	18.5%	19.7%

Non-GAAP general and administrative expenses	(26,023)	(26,844)	(50,181)	(51,406)
Non-GAAP as % of total net revenues	8.5%	8.0%	9.1%	8.6%
Share-based compensation	(606)	(734)	(3,032)	(5,985)
GAAP general and administrative expenses	(26,629)	(27,578)	(53,213)	(57,391)
GAAP as % of total net revenues	8.7%	8.2%	9.7%	9.6%

Non-GAAP research and development expenses	(27,372)	(32,338)	(52,674)	(61,427)
Non-GAAP as % of total net revenues	8.9%	9.7%	9.6%	10.3%
Share-based compensation	(1,201)	(1,386)	(2,227)	(2,440)
GAAP research and development expenses	(28,573)	(33,724)	(54,901)	(63,867)
GAAP as % of total net revenues	9.3%	10.1%	10.0%	10.7%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	62,050	59,618	119,474	95,256
Interest income	(8,540)	(7,678)	(16,227)	(18,457)
Interest expense	1,471	1,291	2,443	3,686
Income tax provision (benefits)	10,743	9,448	(2,191)	13,948

Earnings before interest and taxes ("EBIT")	65,724	62,679	103,499	94,433
Depreciation	7,934	8,704	15,710	17,332
Amortization	5,220	5,567	9,497	11,146

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	78,878	76,950	128,706	122,911